Exhibit 99.1

CONTACT |	Stephanie Scotto, Media 212.656.4896 sscotto@nyse.com

Bradley Pharmaceuticals, Inc. brings
The National Skin Cancer Screening Tour to the NYSE
CEO Daniel Glassman will Ring the Closing BellSM

EVENT:
Executives and guests from Bradley Pharmaceuticals, Inc. (NYSE: BDY), Doak Dermatologics, a subsidiary of Bradley Pharmaceuticals, Inc., and The Skin Cancer Foundation will visit the New York Stock Exchange on Fri., Oct. 27 to mark the arrival of The Skin Cancer Screening Tour in New York City.

Doak Dermatologics, a subsidiary of Bradley Pharmaceuticals, Inc., and The Skin Cancer Foundation have teamed together to develop The Skin Cancer Screening Tour. This national tour is crossing the country to save lives, offering free skin cancer screenings by local board-certified dermatologists on board a Mobile Diagnosis Vehicle (MDv.)

In honor of this occasion, CEO Daniel Glassman will ring The Closing BellSM.

INTERVIEWS: Daniel Glassman CEO of Bradley Pharmaceuticals, Inc., is available for interviews from 2:30 p.m. — 3:30 p.m. and 4:15 p.m. — 5:00 p.m.

Bradley Pharmaceuticals, Inc.:
Bradley Pharmaceuticals, Inc. was founded in 1985 as a specialty pharmaceutical company and markets to niche physician specialties in the U.S. and 38 international markets. Bradley's success is based upon strategically expanding from an Acquire, Enhance and Grow to an In-License, Develop and Bring to Market business model: In-license phase II and phase III drugs with long-term intellectual property protection; Develop, these products and submit completed clinical studies to the FDA for NDA approvals and commercialization; Bring to Market these patent-protected brands to fill unmet needs and leverage Bradley's marketing and sales expertise to increase shareholder value. Bradley Pharmaceuticals is comprised of Doak Dermatologics, specializing in therapies for dermatology and podiatry; Kenwood Therapeutics, providing gastroenterology, OBGYN, respiratory and other internal medicine brands; and A. Aarons, which markets authorized generic versions of Doak and Kenwood therapies.

Doak Dermatologics:
Doak Dermatologics, a subsidiary of Bradley Pharmaceuticals, Inc., is the provider of Solaraze® Gel, an effective, well-tolerated treatment for a pre-cancer called Actinic Keratosis. Doak Dermatologics has an 80-year history of providing quality skincare therapies to the dermatology community, providing symptomatic relief for patients suffering from uncomfortable and often chronic skin conditions, including Actinic Keratosis, the precursor to skin cancer.

The Skin Cancer Foundation:
The Skin Cancer Foundation is the only global nonprofit organization solely devoted to the prevention, detection and treatment of skin cancer. The mission of the Foundation is to decrease skin cancer incidence and mortality by means of public and professional education, and medical research.

WHEN/WHERE:
FRIDAY, OCTOBER 27, 2006 — NYSE — Security Checkpoint at Exchange & Broad Streets

3:30 p.m.	Media escorted into the building for bell ringing
4:00 p.m.	The Closing Bell is rung

More information on archived and upcoming events at the NYSE can be found in the NYSE Events Calendar.

CONTACT:
Media interested in covering the bell ringing MUST contact Stephanie Scotto at 212.656.4896 in order to obtain entry into the building.

PHOTO/VIDEO:
Photos available via Associated Press/New York (212.621.1902), Reuters America (646.223.6285) and Bloomberg Photo (212-617-3420). The Opening BellSM (starting at 9:25 a.m.) and The Closing BellSM (starting at 3:55 p.m.) feeds are available via fiber line at Ascent media #1630.

WEBCAST:
A live webcast of The Opening Bell (beginning at 9:25 a.m.) and of The Closing Bell (beginning at 3:55 p.m.) will be available on the homepage of nyse.com.

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